September 2, 2005

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

RE: DYNAMIC OIL & GAS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 2nd day of September, 2005.

A)

Notice of Special Meeting of Security Holders of Dynamic Oil & Gas, Inc. and Information Circular with respect to a proposed Plan of Arrangement involving Dynamic Oil & Gas Inc., Sequoia Oil & Gas Trust, Shellbridge Oil & Gas, Inc., 0730008 B.C. Ltd. And The Securityholders of Dynamic Oil & Gas, Inc.

B)	Proxy for Holders of Common Shares

C)	Letter of Transmittal for Holders of Common Shares

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”
Client Services

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.